FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Executive Officer
General Manager of Corporate Financial & Accounting Group

Date: February 12, 2009

Information furnished on this form:

EXHIBITS

Exhibit Number

English translation of consolidated financial statements included in the Quarterly Report (“shihanki-houkokusho”) for the three months and the nine months ended December 31, 2008 filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Financial Instruments and Exchange Law of Japan

CONSOLIDATED BALANCE SHEETS

	December 31, 2008	March 31, 2008
	(Unaudited)
	(Yen in millions)
Current assets:
Cash and cash equivalents	¥245,008	¥447,586
Short-term investments (Note 4)	215,635	147,503
Trade notes receivables	18,060	20,375
Trade accounts receivables	176,170	205,522
Less allowances for doubtful accounts and sales returns	(3,831)	(4,352)
Inventories (Note 5)	207,858	205,212
Deferred income taxes	37,412	41,244
Other current assets	76,399	55,135

Total current assets	972,711	1,118,225

Non-current assets:
Investments and advances:
Investments in and advances to affiliates and unconsolidated subsidiaries	26,806	16,753
Securities and other investments (Note 4)	443,674	437,369

Total investments and advances	470,480	454,122

Property, plant and equipment (Note 6):
Land	58,422	57,155
Buildings	284,388	274,206
Machinery and equipment	703,534	718,812
Construction in progress	7,325	17,920
Less accumulated depreciation	(775,846)	(782,194)

Total property, plant and equipment	277,823	285,899

Goodwill (Note 3)	57,757	39,794
Intangible assets	40,961	29,829
Other assets	46,471	48,877

Total assets	¥1,866,203	¥1,976,746

CONSOLIDATED BALANCE SHEETS—(Continued)

	December 31, 2008	March 31, 2008
	(Unaudited)
	(Yen in millions)
Current liabilities:
Short-term borrowings	¥13,432	¥7,279
Current portion of long-term debt (Note 6)	3,078	3,432
Trade notes and accounts payable	75,849	95,390
Other notes and accounts payable	60,009	66,757
Accrued payroll and bonus	34,082	43,207
Accrued income taxes	8,254	27,118
Other accrued liabilities	30,815	32,815
Other current liabilities	29,677	25,684

Total current liabilities	255,196	301,682

Non-current liabilities:
Long-term debt (Note 6)	5,120	8,298
Accrued pension and severance liabilities	14,032	15,041
Deferred income taxes	117,709	118,016
Other non-current liabilities	16,885	17,542

Total non-current liabilities	153,746	158,897

Total liabilities	408,942	460,579

Minority interests in subsidiaries	56,661	65,002

Commitments and contingencies (Note 8)

Stockholders’ equity:
Common stock	115,703	115,703
Additional paid-in capital	163,109	162,864
Retained earnings (Note 9)	1,177,313	1,143,821
Accumulated other comprehensive income (Notes 7 and 9)	(4,971)	44,066
Treasury stock, at cost (Note 9)	(50,554)	(15,289)

Total stockholders’ equity	1,400,600	1,451,165

Total liabilities, minority interests and stockholders’ equity	¥1,866,203	¥1,976,746

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

Nine months ended December 31, 2008
(Yen in millions and shares in thousands, except per share amounts)
Net sales	¥902,577
Cost of sales	652,416

Gross profit	250,161
Selling, general and administrative expenses (Notes 10 and 11)	182,904

Profit from operations	67,257

Other income (expenses):
Interest and dividend income	13,552
Interest expense	(544)
Foreign currency transaction losses, net (Note 7)	(521)
Equity in earnings of affiliates and unconsolidated subsidiaries	4,905
Losses on sales of securities, net	(2,245)
Losses on impairment of securities	(1,488)
Other, net	1,493

Total other income	15,152

Income before income taxes and minority interests	82,409
Income taxes	22,045

Income before minority interests	60,364
Minority interests	(3,596)

Net income	¥56,768

Earnings per share (Note 13):
Net income:
Basic	¥300.39
Diluted	¥300.30
Weighted average number of shares of common stock outstanding:
Basic	188,981
Diluted	189,038

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

Three months ended December 31, 2008
(Yen in millions and shares in thousands, except per share amounts)
Net sales	¥243,860
Cost of sales	179,131

Gross profit	64,729
Selling, general and administrative expenses (Note 11)	59,701

Profit from operations	5,028

Other income (expenses):
Interest and dividend income	5,281
Interest expense	(138)
Foreign currency transaction losses, net (Note 7)	(396)
Equity in earnings of affiliates and unconsolidated subsidiaries	1,347
Losses on sale of securities, net	(1,996)
Losses on impairment of securities	(1,067)
Other, net	342

Total other income	3,373

Income before income taxes and minority interests	8,401
Income taxes (Benefit)	(4,096)

Income before minority interests	12,497
Minority interests	(978)

Net income	¥11,519

Earnings per share (Note 13):
Net income:
Basic	¥61.37
Diluted	¥61.37
Weighted average number of shares of common stock outstanding:
Basic	187,703
Diluted	187,703

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENT OF CASH FLOWS (Unaudited)

Nine months ended December 31, 2008
(Yen in millions)
Cash flows from operating activities:
Net income	¥56,768
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	72,747
Provision for doubtful accounts	577
Write-down of inventories	4,465
Minority interests	3,596
Equity in earnings of affiliates and unconsolidated subsidiaries	(4,905)
Gains on sales of property, plant and equipment, net	(10,311)
Losses on sales of securities, net	2,245
Losses on impairment of securities	1,488
Foreign currency adjustments	1,037
Change in assets and liabilities:
Decrease in receivables	41,675
Increase in inventories	(17,239)
Increase in other current assets	(14,973)
Decrease in notes and accounts payable	(38,426)
Decrease in accrued income taxes	(19,059)
Decrease in other current liabilities	(11,940)
Decrease in other non-current liabilities	(1,072)
Other, net	3,028

Net cash provided by operating activities	69,701

Cash flows from investing activities:
Payments for purchases of available-for-sale securities	(23,753)
Payments for purchases of held-to-maturity securities	(25,266)
Proceeds from sales of available-for-sale securities	24,848
Proceeds from maturities of held-to-maturity securities	20,176
Acquisitions of businesses, net of cash acquired (Notes 3 and 14)	(42,717)
Payment for an additional investment in an affiliate (Notes 3 and 15)	(4,803)
Payments for purchases of property, plant and equipment	(61,996)
Payments for purchases of intangible assets	(6,290)
Proceeds from sales of property, plant and equipment, and intangible assets	12,180
Acquisition of certificate of deposits and time deposits	(219,113)
Withdrawal of certificate of deposits and time deposits	136,758
Other, net	(1,883)

Net cash used in investing activities	(191,859)

Cash flows from financing activities:
Increase in short-term debt, net	6,317
Payments of long-term debt	(3,335)
Dividends paid	(24,017)
Purchase of treasury stock (Note 9)	(38,195)
Reissuance of treasury stock	3,036
Other, net	(1,524)

Net cash used in financing activities	(57,718)

Effect of exchange rate changes on cash and cash equivalents	(22,702)

Net decrease in cash and cash equivalents	(202,578)
Cash and cash equivalents at beginning of period	447,586

Cash and cash equivalents at end of period	¥245,008

The accompanying notes are an integral part of these statements.

<NOTES TO THE UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS>

1. Accounting Principles, Procedures and Financial Statements’ Presentation

In December 1975, Kyocera Corporation filed a registration statement, Form S-1 and a registration form for American Depositary Receipt (ADR), in accordance with the Securities Exchange Act of 1933, with the United States Securities and Exchange Commission (SEC) and made a registration of its common stock and ADR there. In accordance with the mentioned act, Kyocera Corporation again filed Form S-1 and a registration form for ADR with the SEC in February 1980, and listed its ADR on the New York Stock Exchange in May 1980.

Kyocera Corporation has filed Form 20-F as an annual report with the SEC, which includes the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America, under the section 13 of the Securities Exchange Act of 1934. Kyocera Corporation has also prepared quarterly consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, however, certain footnotes required by accounting principles generally accepted in the United States of America are omitted. The following are accounting principles and regulations with which Kyocera Corporation is required to comply: Regulations for filing and reporting to the SEC (Regulation S-X, Accounting Series Releases, Staff Accounting Bulletins, etc.), Statements of Financial Accounting Standards Board (SFAS), Accounting Principles Board (APB) Opinions and Accounting Research Bulletin (ARB), among others.

The following paragraphs identify the significant differences between accounting principles generally accepted in the United States of America and accounting principles generally accepted in Japan.

(1) Revenue Recognition

Kyocera Corporation and its consolidated subsidiaries (Kyocera) adopt Staff Accounting Bulletin No. 104 “Revenue Recognition in Financial Statements.”

(2) Foreign Currency Translation and Forward Exchange Contracts

Assets and liabilities denominated in foreign currencies and financial statements of foreign subsidiaries are translated based on SFAS No. 52 “Foreign Currency Translation.” Forward exchange contracts are accounted for by SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities—an Amendment of SFAS No. 133.”

(3) Benefit Plans

Kyocera applies SFAS No. 87 “Employers Accounting for Pensions” and SFAS No.158 “Employers Accounting for Defined Benefit Pension and Other Postretirement Plans.”

(4) Minority Interests

Minority interests are presented as a separate category between liabilities and stockholders’ equity in the consolidated balance sheets.

(5) Comprehensive Income

Kyocera applies SFAS No. 130 “Reporting Comprehensive Income”, which defines comprehensive income as the change in equity except for capital transaction and it consists of net income and other comprehensive income. Other comprehensive income includes foreign currency translation adjustments and pension adjustments, net unrealized gains (losses) on securities and derivative financial instruments.

(6) Stock Issuance Costs

Stock issuance costs, net of tax are deducted from the additional paid-in capital.

(7) Business Combinations

Kyocera adopts SFAS No. 141 “Business Combinations.”

(8) Goodwill and Other Intangible Assets

Kyocera adopts SFAS No. 142 “Goodwill and Other Intangible Assets.”

(9) Derivative Financial Instruments

Kyocera adopts SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities—an amendment of SFAS No. 133.”

(10) Lease Accounting

Kyocera adopts SFAS No. 13 “Accounting for Leases.”

(11) Unused Compensated Absence

Kyocera adopts SFAS No. 43 “Accounting for Compensated Absences.”

(12) Income Taxes

Kyocera adopts FIN No. 18 “Accounting for Income Taxes in Interim Periods—an interpretation of APB opinion No. 28” and FIN No. 48 “Accounting for Uncertainty in Income Taxes—an interpretation of FASB statement No. 109.”

2. Summary of Accounting Policies

(1) Basis of Consolidation and Accounting for Investments in Affiliated Companies

The consolidated financial statements include the accounts of Kyocera Corporation, its majority-owned subsidiaries and a variable interest entity for which Kyocera Corporation is the primary beneficiary under Financial Accounting Standard Board (FASB) Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities.” All significant inter-company transactions and accounts are eliminated. Investments in 20% to 50% owned companies are accounted for under the equity method, whereby Kyocera includes in net income its equity in the earnings or losses from these companies.

The consolidated variable interest entity for which Kyocera Corporation is the primary beneficiary does not have a material effect on Kyocera’s financial position and results of operations.

	(Number of companies)	(Major companies)
Consolidated subsidiaries	178	Kyocera Mita Corporation
		AVX Corporation
		Kyocera International, Inc.

Affiliates and unconsolidated subsidiaries	11	Willcom, Inc.

(2) Revenue Recognition

Kyocera sells various types of products, including fine ceramic parts, semiconductor parts, and telecommunications equipment. Kyocera recognizes revenue upon completion of the earnings process, which occurs when products are shipped or delivered to customers in accordance with the terms of an agreement of sale, there is a fixed or determinable selling price, title and risk of loss have been transferred, and collectibility is reasonably assured. Most of these conditions are satisfied at the time of delivery to customers in domestic sales (FOB destination) and at the time of shipment (FOB shipping) for export sales.

Sales returns

Kyocera records an estimated sales return allowance at the time of sales based on its historical returns experience.

Products warranty

For after-service costs to be paid during warranty periods, Kyocera accrues a product warranty liability for claims under warranties relating to the products that have been sold. Kyocera records an estimated product warranty based on its historical repair experience.

(3) Cash and Cash Equivalents

Cash and cash equivalents include time deposits and certificates of deposit with original maturities of three months or less.

(4) Translation of Foreign Currencies

Assets and liabilities of consolidated foreign subsidiaries and affiliates accounted for by the equity method are translated into Japanese yen at the exchange rates in effect on the respective balance sheet dates. Operating accounts are translated at the average rates of exchange for the respective years. Translation adjustments result from the process of translating foreign currency financial statements into Japanese yen. These translation adjustments, which are not included in the determination of net income, are reported in other comprehensive income.

Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the respective balance sheet dates, and resulting transaction gains or losses are included in the determination of net income.

(5) Allowances for Doubtful Accounts

Kyocera maintains allowances for doubtful accounts related to trade note receivables, trade accounts receivables and finance receivables for estimated losses resulting from customers’ inability to make timely payments. Kyocera’s estimates are based on various factors including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of a specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided considering the fair value of assets pledged by the customer as collateral. The amounts of allowances for doubtful accounts included in other assets at December 31, 2008 and at March 31, 2008 were ¥2,359 million and ¥1,962 million, respectively.

(6) Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the average method for approximately 71% and 66% of finished goods and work in process as well as approximately 50% and 55% of raw material and supplies at December 31, 2008 and at March 31, 2008, respectively. The first-in, first-out method is applied to the other inventories. Kyocera recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.

(7) Securities

Certain investments in debt and equity securities are accounted for under SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities.” Securities classified as available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of taxes. Securities classified as held-to-maturity securities are recorded at amortized cost.

Kyocera evaluates whether the declines in fair value of debt and equity securities with readily determinable fair values are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost, and the anticipated recoverability in fair value.

(8) Property, Plant and Equipment and Depreciation

Kyocera provides for depreciation of buildings, machinery and equipment over their estimated useful lives primarily on the declining balance method. The principal estimated useful lives used for computing depreciation are as follows:

Buildings	2 to 50 years
Machinery and equipment	2 to 20 years

Major renewals and betterments are capitalized as tangible assets and they are depreciated based on estimated useful lives. The costs of minor renewals, maintenance and repairs are charged to expense in the year incurred. When assets are sold or otherwise disposed of, the profits or losses thereon, computed on the basis of the difference between depreciated costs and proceeds, are credited or charged to income in the year of disposal, and costs and accumulated depreciation are removed from accounts.

(9) Goodwill and Other Intangible Assets

Kyocera applies SFAS No. 142, “Goodwill and Other Intangible Assets.” This requires that, rather than being amortized, goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment. Intangible assets with definite useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

The principal estimated useful lives for intangible assets are as follows:

Patent rights	2 to 10 years
Software	2 to 10 years
Customer relationships	3 to 18 years

(10) Impairment of long-lived assets

Pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets. “Kyocera reviews its long-lived assets and intangible assets with definite useful lives for impairment periodically. Long-lived assets and intangible assets with definite useful lives are considered to be impaired when the expected undiscounted cash flow from the asset group is less than its carrying value. A loss on impairment is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets and intangible assets with definite useful lives.

(11) Derivative Financial Instruments

Kyocera utilizes derivative financial instruments to manage its exposure resulting from fluctuations of foreign currencies and interest rates. These derivative financial instruments include foreign currency forward contracts and interest rate swaps. Kyocera does not hold or issue such derivative financial instruments for trading purposes.

Kyocera applies SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities an Amendment of SFAS No. 133.” All derivatives are recorded as either assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives are charged in current earnings. However cash flow hedges which meet the criteria of SFAS No. 133 may qualify for hedge accounting treatment. Changes in the fair value of the effective portion of these hedge derivatives are deferred in other comprehensive income and charged to earnings when the underlying transaction being hedged occurs.

Kyocera designates certain foreign currency forward contracts and interest rate swaps as cash flow hedges under SFAS No. 133. Most of Kyocera’s foreign currency forward contracts are entered into as hedges of existing foreign currency denominated assets and liabilities. Accordingly, Kyocera records changes in fair value of these foreign currency forward contracts currently in earnings. It is expected that such changes will be offset by corresponding gains or losses on the underlying assets and liabilities.

Kyocera formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes all derivatives designated as cash flow hedge are linked to specific assets and liabilities on the balance sheet or forecasted transactions. Kyocera also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, Kyocera discontinues hedge accounting prospectively. When hedge accounting is discontinued, the derivative will continue to be carried on the balance sheet at its fair value, with deferred unrealized gains or losses charged immediately in current earnings.

(12) Stock-Based Compensation

Kyocera applies SFAS No. 123 (revised 2004) (SFAS No. 123R), “Share-Based Payment” and recognized the cost resulting from share-based payment transactions in financial statements by adopting fair-value based measurement method in accordance with SFAS No. 123R. Under the modified prospective method of adoption for SFAS No. 123R, Kyocera recognized compensation cost which includes: (a) compensation cost for all stock options granted prior to, but not yet vested as of April 1, 2006, and (b) compensation cost for all stock options granted or modified subsequent to April 1, 2006.

(13) Earnings and Cash Dividends per Share

Kyocera applies SFAS No. 128, “Earnings per Share.” Basic earnings per share is computed based on the weighted average number of shares outstanding during each period. Diluted earnings per share assumes the dilution that could occur if all stock options were exercised and resulted in the issuance of common stock.

Cash dividends per share are those declared with respect to the earnings for the respective periods for which dividends are proposed by the Board of Directors. Dividends are charged to retained earnings in the period in which they are paid.

(14) Research and Development Expenses and Advertising Expenses

Research and development expenses and advertising expenses are charged to operations as incurred.

(15) Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. However, actual results could differ from those estimates.

(16) Recently Adopted Accounting Standards

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” The purpose of SFAS No. 157 is to define fair value, establish a framework for measuring fair value and enhance disclosures about fair value measurements. The measurement and disclosure requirements related to financial assets and financial liabilities were effective for fiscal years beginning April 1, 2008. The adoption of SFAS No. 157 for financial assets and financial liabilities has no material impact on Kyocera’s consolidated results of operations and financial position.

In February 2008, the FASB issued FASB Staff Position (FSP) No. 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” and FSP No. 157-2, “Effective Date of FASB Statement No. 157.” FSP No. 157-1 amended SFAS No. 157 to remove certain leasing transactions from its scope and was effective for fiscal years beginning April 1, 2008. FSP No. 157-2 postponed one year the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities. FSP No. 157-2 is effective for fiscal years beginning after November 15, 2008. The adoption of FSP No. 157-1 and FSP No. 157-2 has no material impact on Kyocera’s consolidated financial statements or the fair values of Kyocera’s financial assets and liabilities.

In October 2008, the FASB issued FSP No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active” (FSP No. 157-3). FSP No. 157-3 clarifies the application of SFAS No. 157 in a market that is not active, and addresses application issues such as the use of internal assumptions when relevant observable data does not exist, the use of observable market information when the market is not active, and the use of market quotes when assessing the relevance of observable and unobservable data. FSP No. 157-3 is effective for all periods presented in accordance with SFAS No. 157. SFAS No. 157 is effective beginning for the three months ended December 31, 2008. The adoption of FSP 157-3 has no material impact on Kyocera’s consolidated financial statements or the fair values of Kyocera’s financial assets and liabilities.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132 (R).” SFAS No. 158 requires an employer to measure the funded status of a benefit plan as of the date of its fiscal year-end statement of financial position for the years ending after December 15, 2008. Kyocera adopted this measurement date provision for fiscal years beginning April 1, 2008 and started to measure the funded status of its benefit plans at the date of its fiscal year-end statement of financial position. As a result of applying the transition method of this provision, retained earnings and other comprehensive income at April 1, 2008 decreased by ¥522 million and ¥418 million, respectively.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115.” SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings. SFAS No. 159 is effective for fiscal years beginning April 1, 2008. The adoption of SFAS No. 159 has no material impact on Kyocera’s consolidated results of operations or financial position.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States of America. The sources of accounting principles that are generally accepted are categorized in descending order as follows:

a)	FASB Statements of Financial Accounting Standards and Interpretations, FASB Statement 133 Implementation Issues, FASB Staff Positions and American Institute of Certified Public Accountants (AICPA) Accounting Research Bulletins and Accounting Principles Board Opinions that are not superseded by actions of the FASB

b)	FASB Technical Bulletins and, if cleared by the FASB, AICPA Industry Audit and Accounting Guides and Statements of Position

c)	AICPA Accounting Standards Executive Committee Practice Bulletins that have been cleared by the FASB, consensus positions of the FASB Emerging Issues Task Force (EITF) and the Topics discussed in Appendix D of EITF Abstracts (EITF D-Topics) and

d)	Implementation guides (Q&As) published by the FASB staff, AICPA Accounting Interpretations, AICPA Industry Audit and Accounting Guides and Statements of Position not cleared by the FASB and practices that are widely recognized and prevalent either generally or in the industry

SFAS No. 162 was effective on November 15, 2008. The adoption of SFAS No. 162 is not expected to have any impact on Kyocera’s financial position, financial performance and cash flows.

(17) Recently Issued Accounting Standards

In December 2007, the FASB issued SFAS No. 141 (revised 2007) (SFAS No. 141R), “Business Combinations”, which requires assets, liabilities and noncontrolling interests be measured at fair value. Under SFAS No. 141R, transaction costs are required to be generally expensed, as well as contingent consideration and in-process research and development be recorded at fair value on acquisition date as a part of fair value of the acquired business. In addition, any adjustments made after the measurement period impacts net income in the period which such adjustments occurs. SFAS No. 141R is effective for fiscal years beginning on or after December 15, 2008. Kyocera will assess the impact of SFAS No. 141R on any future acquisition.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statement an Amendment of Accounting Research Bulletin No. 51”. SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. Kyocera is currently evaluating the impact that SFAS No. 160 will have on Kyocera’s consolidated results of operations and financial position.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative instruments and Hedging Activities an Amendment of FASB Statement No. 133”. SFAS No. 161 requires enhanced disclosures regarding an entity’s derivative and hedging activities to provide adequate information about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008. As SFAS No. 161 does not impact the measurement or recognition of derivative instruments, the adoption of the SFAS No. 161 will not have any impact on Kyocera’s financial position, financial performance and cash flows.

In December 2008, the FASB issued FSP No. 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”, which provides guidance on employers’ disclosures of a defined benefit pension or other postretirement plan. Specifically, employers are required to disclose information about fair value measurements of plan assets. FSP No. 132(R)-1 will be effective for fiscal years ending after December 15, 2009. As FSP No. 132(R)-1 is a provision for disclosure, the adoption of FSP No. 132(R)-1 will not have any impact on Kyocera’s financial position, financial performance and cash flows.

3. Business Combination

On April 1, 2008, Kyocera acquired the mobile phone handsets related business and its related assets and liabilities from SANYO Electronics Co., Ltd. (SANYO) through corporate split. The results of operations of the acquired business was included into Kyocera’s consolidated financial statement since the acquisition date and for the segment reporting, it is reported in the Telecommunications Equipment Group. The acquired business consists of the development, manufacturing and sales of mobile phones, PHS Mobile Phone Handsets and wireless communication systems in Japan and overseas. The acquired business has sales offices and research and development facilities in Japan, sales locations in North America and manufacturing facilities in Malaysia and China. Kyocera pursues synergies between distribution channels in North America, development activities and design technologies of the acquired business and its existing management resources.

Kyocera has used the purchase method of accounting to record assets acquired and liabilities assumed in accordance with SFAS No. 141, “Business Combinations.”

The related assets and liabilities were recorded based upon their estimated fair values at the date of acquisition with the excess being allocated to goodwill as shown in the following table.

In the three months ended December 31, 2008, Kyocera completed an acquisition of Sanyo’s manufacturing subsidiary in China. Accordingly, the purchase price of entire acquired business and the allocation of purchase price have been adjusted. The amounts in the following table were revised compared with those described in the quarterly financial statement in the Form 6-K submitted on November 14, 2008.

Current liabilities in the following table include an amount of payables as of the purchase date that were not individually stated within the purchase agreement which were collectively assumed from SANYO. As such these payables have been included in the allocation of purchase price.

April 1, 2008
(Yen in millions)
Current assets	¥48,950
Non-current assets	31,877

Total assets	80,827

Current liabilities	48,032
Non-current liabilities	3,538

Total liabilities	51,570

Total identified assets and liabilities	29,257

Purchase price	47,691

Goodwill	¥18,434

On June 30, 2008, Kyocera Industrial Ceramics Corporation acquired all of the outstanding capital stock of On Time Machining Company, a manufacturing and sales company of cutting tools.

On April 30, 2008, Kyocera Mita Corporation (Kyocera Mita) acquired the development operations related to digital multi-function devices for printers and copy machines from Peerless Systems Corporation.

Kyocera Mita America, Inc., a subsidiary of Kyocera Mita, acquired all operations and related assets, or all of the capital stock of the following five sales companies of information equipment for the purpose of expanding sales channels in the United States of America.

Name	Date of acquisition
Internetworking Innovations, Inc.	May 30, 2008
Velocity Imaging Products, Inc.	July 1, 2008
Duplitron Massachusetts, Inc.	October 1, 2008
Duplitron New Jersey, Inc.	October 1, 2008
One Stop Business Centers, Inc.	December 30, 2008

On October 1, 2008, Kyocera Mita Australia Pty. Ltd., a subsidiary of Kyocera Mita, acquired all operations and related assets of Action Copies Pty. Ltd., a sales company of information equipment in Australia. Impacts of these acquisitions on Kyocera’s consolidated results of operations and financial position were not material.

On November 18, 2008, Kyocera Mita announced that it submitted a voluntary public takeover offer (takeover offer) to the shareholders of TA Triumph-Adler AG (TAAG), a German based sales company of information equipment which was accounted for by the equity method, and from December 16, 2008, Kyocera Mita started to accept the takeover offer. From December 8, 2008 to December 31, 2008, Kyocera Mita acquired 20,711,396 shares of the outstanding common stock of TAAG directly from its shareholders or through the stock market. As the settlements of the takeover offer and the approval from authorities on such acquisition has been completed subsequent to December 31, 2008, detailed information is set forth in “Note 15 Subsequent Events.”

4. Investment in Debt and Equity Securities

Investments in debt and equity securities as of December 31, 2008 and March 31, 2008, included in short-term investments (current assets) and in securities and other investments (non-current assets) are summarized as follows:

	December 31, 2008				March 31, 2008
	Cost*	Aggregate fair value	Gross unrealized gains	Gross unrealized losses	Cost*	Aggregate fair value	Gross unrealized gains	Gross unrealized losses
	(Yen in millions)
Available-for-sale securities:
Corporate debt securities	¥7,378	¥6,586	¥10	¥802	¥9,205	¥8,971	¥46	¥280
Other debt securities	5,410	4,623	4	791	5,538	5,377	2	163
Equity securities	272,898	388,971	122,278	6,205	275,984	386,162	113,327	3,149

Total available-for-sale Securities	285,686	400,180	122,292	7,798	290,727	400,510	113,375	3,592

Held-to-maturity securities:
Corporate debt securities	2,000	1,986	—	14	—	—	—	—
Other debt securities	17,203	17,366	163	—	15,904	15,989	85	—

Total held-to-maturity Securities	19,203	19,352	163	14	15,904	15,989	85	—

Total investments in debt and equity securities	¥304,889	¥419,532	¥122,455	¥7,812	¥306,631	¥416,499	¥113,460	¥3,592

*	Cost represents amortized cost for held-to-maturity securities and acquisition cost for available-for-sales securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

5. Inventories

Inventories at December 31, 2008 and March 31, 2008 are as follows:

	December 31, 2008	March 31, 2008
	(Yen in millions)
Finished goods	¥108,766	¥101,353
Work in process	41,408	42,444
Raw materials and supplies	57,684	61,415

	¥207,858	¥205,212

6. Assets Pledged as Collateral and Liabilities with Assets Pledged

The value of the property and equipment, net of accumulated depreciation that was pledged as collateral at December 31, 2008 and March 31, 2008 was ¥4,946 million and ¥5,145 million, respectively.

At December 31, 2008 and March 31, 2008 Kyocera had a current portion of long term debt of ¥439 million and ¥691 million, respectively, and a non-current portion of long term debt of ¥1,601 million and ¥1,894 million, respectively, which had assets pledged as collateral.

7. Derivative Financial Instruments and Hedging Activities

Kyocera’s activities are exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates and interest rates. Approximately 60% of Kyocera’s revenue is generated from overseas customers, which exposes Kyocera to foreign currency exchange rates fluctuations. These financial exposures are monitored and managed by Kyocera as an integral part of its overall risk management program. Kyocera’s risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

Kyocera maintains a foreign currency risk management strategy that uses derivative financial instruments, such as foreign currency forward contracts, to minimize the volatility in its cash flows caused by changes in foreign currency exchange rates. Movements in foreign currency exchange rates pose a risk to Kyocera’s operations and competitive position, since exchange rates changes may affect the profitability, cash flows, and business and/or pricing strategies of non Japan-based competitors. These movements affect cross-border transactions that involve, but are not limited to, direct export sales made in foreign currencies and raw material purchases incurred in foreign currencies.

Kyocera maintains an interest rate risk management strategy that may use derivative financial instruments, such as interest rate swaps, to minimize significant, unanticipated cash flow fluctuations caused by interest rate volatility.

By using derivative financial instruments to hedge exposures to changes in exchange rates and interest rates, Kyocera became exposed itself to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contracts. When the fair value of a derivative contract is positive, the counterparty owes Kyocera, which creates repayment risk for Kyocera. When the fair value of a derivative contract is negative, Kyocera owes the counterparty and, therefore, it does not possess repayment risk. Kyocera minimizes the credit (or repayment) risk in derivative financial instruments by (1) entering into transactions with creditworthy counterparties, (2) limiting the amount of exposure to each counterparty, and (3) monitoring the financial condition of its counterparties.

Cash Flow Hedges

Kyocera uses certain foreign currency forward contracts designated as cash flow hedges to protect against foreign currency exchange rate risks inherent in its forecasted transactions related to purchase commitments and sales. During the nine months ended December 31, 2008, Kyocera recorded ¥32 million of foreign currency transaction gains, net in the consolidated statements of income, which was charged from deferred net gains in accumulated other comprehensive income. During the three months ended December 31, 2008, Kyocera recorded ¥70 million of foreign currency transaction losses, net in the consolidated statements of income, which was charged from deferred net losses in accumulated other comprehensive income.

Kyocera also uses interest rate swaps mainly to convert a portion of its variable rate debt to fixed rates. Kyocera recognized deferred net losses of ¥32 million and deferred net gains of ¥196 million in accumulated other comprehensive income at December 31, 2008 and at March 31, 2008, respectively.

Other Derivatives

Kyocera’s main direct foreign export sales and some import purchases are denominated in the customers’ and suppliers’ local currency, principally the U.S. dollar, Euro and Pound Sterling (STG). Kyocera purchases foreign currency forward contracts with terms normally lasting less than four months to protect against the adverse effects that exchange-rate fluctuations may have on foreign-currency-denominated trade receivables and payables. The gains and losses on both the derivatives and the foreign currency-denominated trade receivable and payable are recorded as foreign currency transaction gains (losses), net in the consolidated statement of income. Kyocera does not adopt hedge accounting for such derivatives.

The aggregate contract amounts of derivative financial instruments to which hedge accounting is not applied are as follows:

	December 31, 2008	March 31, 2008
	(Yen in millions)
Foreign currency forward contracts to sell	¥108,498	¥123,560
Foreign currency forward contracts to purchase	10,115	11,321
Currency swaps	335	417

8. Commitments and Contingencies

As of December 31, 2008, Kyocera had contractual obligations for the acquisition or construction of property, plant and equipment aggregating ¥5,422 million due within one year.

Kyocera is lessee under long-term operating leases primarily for office space and equipment. Future minimum lease commitments under non-cancelable operating leases at December 31, 2008 are as follows:

December 31, 2008
(Yen in millions)
Due within 1 year	¥5,255
Due after 1 year within 2 years	3,388
Due after 2 years within 3 years	1,854
Due after 3 years within 4 years	1,096
Due after 4 years within 5 years	715
Thereafter	1,104

¥13,412

Kyocera has entered into purchase agreements for a certain portion of anticipated quantity of materials used in its operations. Under those agreements, during the nine months ended December 31, 2008 and during the three months ended December 31, 2008, Kyocera purchased ¥5,796 million and ¥1,683 million, respectively and is obligated to purchase ¥280,967 million in total by the end of December 2020.

Kyocera guarantees the debt of employees, an investee and an unconsolidated subsidiary. At December 31, 2008, the total amount of these guarantees was ¥829 million. The financial guarantees are made in the form of commitments and letters of awareness issued to financial institutions and generally obligate Kyocera to make payments in the event of default by the borrowers.

AVX Corporation (AVX), a subsidiary in the U.S., has been named as a potentially responsible party (PRP) in state and federal administrative proceedings seeking contribution for costs associated with the correction and remediation of environmental conditions at various waste disposal and operating sites. AVX continues to monitor these actions and proceedings and to vigorously defend its interests. AVX currently has reserves for current remediation, compliance and legal cost related to these matters.

In July 2007, AVX received oral notification from the Environmental Protection Agency (EPA), and in December 2007, written notification from the U.S. Department of Justice indicating that the United States is preparing to exercise the reopener provision under a 1991 consent decree relating to the environmental conditions at, and remediation of, New Bedford Harbor in the Commonwealth of Massachusetts. The EPA has indicated that remediation costs through December 6, 2007 (which remediation is ongoing) are approximately ¥28,984 million. AVX has not yet completed an investigation of the monies spent or its available defenses in light of the notification. AVX has also not yet determined whether or to what extent other parties may bear responsibility for these costs.

On April 1, 2008, the U.S. Department of Justice indicated that the future work to be performed at the harbor is expected to exceed hundreds of millions of dollars under current estimates. AVX met with the U.S. Department of Justice, the EPA, and the Commonwealth of Massachusetts most recently in June 2008, and toured the harbor area in July 2008. At those meetings, the EPA described the ongoing remediation activity, and potential changes to such remediation. The EPA indicated that the timing and ultimate cost of the remediation depends on the level of annual funding available, and the effectiveness of various remediation methods. AVX anticipates further discussions with the U.S. Department of Justice, the EPA and the Commonwealth of Massachusetts.

The potential impact of this matter on Kyocera’s financial position, results of operations and cash flows cannot be determined at this time.

Kyocera is subject to various lawsuits and claims which arise, in the ordinary course of business. Kyocera consults with legal counsel and assesses the likelihood of adverse outcome of these contingencies. Kyocera records liabilities for these contingencies when the likelihood of an adverse outcome is probable and the amount is reasonably estimated. However, based on the information available, management believes that damages, if any, resulting from these actions will not have a significant effect on Kyocera’s consolidated results of operations and financial position.

9. Stockholders Equity

As of December 31, 2008, Kyocera issued 191,309,290 shares of common stock and held 7,778,734 shares of treasury stock.

Based on the resolution at the meeting of the board of directors held on November 27, 2008, Kyocera acquired 6,256,000 shares of its own shares in the market as its treasury stock through market purchase from November 28, 2008 to December 22, 2008. Due mainly to this acquisition, the number of treasury stock as of December 31, 2008 increased 5,923,615 shares compared with 1,855,119 shares as of March 31, 2008.

As of December 31, 2008, Kyocera’s equity in retained earnings or deficits of affiliates and unconsolidated subsidiaries accounted for by the equity method of accounting amounted to ¥(2,363 million) and was included in its consolidated retained earnings.

Based on the resolution for the payment of year-end dividends at the general meeting of shareholders held on June 26, 2008, Kyocera paid cash dividends totaling ¥11,367 million, ¥60 per share of common stock on June 27, 2008 to stockholders of record on March 31, 2008.

Based on the resolution for the payment of interim dividends at the meeting of the board of directors held on October 30, 2008, Kyocera paid cash dividends totaling ¥11,387 million, ¥60 per share of common stock on December 5, 2008 to stockholders of record on September 30, 2008.

Changes in accumulated other comprehensive income are as follows:

	Foreign Currency Translation Adjustments	Pension Adjustments	Net Unrealized Gains on Securities	Net Unrealized Gains (Losses) on Derivative Financial Instruments	Total Accumulated Comprehensive Income
	(Yen in millions)
Balance at March 31, 2008	¥(33,794)	¥12,865	¥64,799	¥196	¥44,066
Adjustment for initially applying SFAS No.158, net of taxes	—	(418)	—	—	(418)
Net change for the nine months ended December 31, 2008	(49,825)	(1,268)	2,702	(228)	(48,619)

Balance at December 31, 2008	¥(83,619)	¥11,179	¥67,501	¥(32)	¥(4,971)

10. Impairment of Long-Lived Assets

During the three months ended September 30, 2008, pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” Kyocera recognized ¥2,309 million of an impairment loss on long-lived assets which were used for a production of Organic Light-Emitting Diode (OLED) Displays in the Electronic Device Group and included such loss in selling, general and administrative expenses.

Since qualities and characteristics of OLED Displays requested by the users heightened recently and Kyocera changed the target of production in which they are used, Kyocera transferred such business from a manufacturing department to a research and development department. In accordance with this transfer, Kyocera reviewed the future plan of OLED Displays business, and recorded an impairment loss as a result that the fair value, using its future discounted cash flow, will not cover the carrying value of those long-lived assets.

11. Supplemental Expense Information

Supplemental expense information is as follows:

	Nine months ended December 31, 2008	Three months ended December 31, 2008
	(Yen in millions)
Research and development expenses	¥51,442	¥16,080
Advertising expenses	7,198	2,508
Shipping and handling cost included in selling, general and administrative expenses	13,219	3,866

During the nine months ended December 31, 2008, Kyocera recorded ¥10,557 million of gains on sales of certain properties which were located in Japan and overseas. Such gains were included as deductions of selling, general and administrative expenses.

12. Segment Reporting

Kyocera manufactures and sells a highly diversified range of products, including components involving fine ceramic technologies and applied ceramic products, telecommunications and information equipment etc.

Kyocera categorizes its operations into seven reporting segments: (1) Fine Ceramic Parts Group, (2) Semiconductor Parts Group, (3) Applied Ceramic Products Group, (4) Electronic Device Group, (5) Telecommunications Equipment Group, (6) Information Equipment Group, and (7) Others.

Main products or businesses of each reporting segment are as follows:

(Fine Ceramic Parts Group)

Information & Telecommunication Components

Sapphire Substrates

Components for Semiconductor Processing Equipment

Components for LCD Manufacturing Equipment

Automotive Components

General Industrial Ceramic Components

(Semiconductor Parts Group)

Crystal and SAW Devises

CCD / CMOS Sensor Ceramic Packages

LSI Ceramic Packages

Wireless Communication Device Packages

Optical Communication Device Packages and Components

Organic Multilayer Packages and Substrates

(Applied Ceramic Products Group)

Residential and Industrial Solar Power Generating Systems

Solar Cells and Modules

Cutting Tools

Micro Drills

Medical and Dental Implants

Jewelry and Application Products

(Electronic Device Group)

Ceramic Capacitors

Tantalum Capacitors

Timing Devices [Temperature Compensated Crystal Oscillators (TCXOs), Crystal Units, Ceramic Resonators]

Surface Acoustic Wave (SAW) filters

RF Modules

Connectors

Thermal Printheads

Inkjet Printheads

Amorphous Silicon Photoreceptor Drums

Liquid Crystal Displays

(Telecommunications Equipment Group)

CDMA Mobile Phone Handsets

Personal Handy Phone System (PHS) Related Products [PHS Mobile Phone Handsets, PHS Base Stations]

Wireless Broadband Systems such as iBurst™

(Information Equipment Group)

ECOSYS Printer

Copying Machines

Multifunction Peripheral

(Others)

Telecommunication Engineering Business

Information and Communication Technology Business

Data Center Business

Management Consulting Business

Chemical Materials for Electronic Components

Electrical Insulators

Molded Products

Hotel Business

Commencing the three months ended June 30, 2008, the mobile phone related business acquired from SANYO has been reported in “Telecommunications Equipment Group.”

Inter-segment sales, operating revenue and transfers are made with reference to prevailing market prices. Transactions between reportable segments are immaterial and not shown separately.

Operating profit for each reporting segment represents net sales, less related costs and operating expenses, excluding corporate revenue and expenses, equity in earnings, income taxes and minority interest.

Kyocera’s sales to KDDI Corporation Group, which are mainly recorded in the Telecommunications Equipment Group, for the three months ended December 31, 2008 and for the nine months ended December 31, 2008 was ¥18,361 million and ¥100,239 million, and comprised of 7.5% and 11.1% of consolidated net sales, respectively.

Information by reporting segments for the three months ended December 31, 2008 and for the nine months ended December 31, 2008 is summarized as follows:

Reporting Segments

	Three months ended December 31, 2008	Nine months ended December 31, 2008
	(Yen in millions)
Net sales:
Fine Ceramic Parts Group	¥14,777	¥52,122
Semiconductor Parts Group	31,187	113,459
Applied Ceramic Products Group	36,178	122,431
Electronic Device Group	52,505	190,523
Telecommunications Equipment Group	34,367	169,785
Information Equipment Group	49,643	175,380
Others	30,667	96,973
Adjustments and eliminations	(5,464)	(18,096)

	¥243,860	¥902,577

Operating profit:
Fine Ceramic Parts Group	¥(394)	¥2,492
Semiconductor Parts Group	1,158	11,883
Applied Ceramic Products Group	7,266	27,994
Electronic Device Group	(897)	5,136
Telecommunications Equipment Group	(8,278)	(10,651)
Information Equipment Group	2,395	14,594
Others	1,372	15,241

	2,622	66,689
Corporate	4,560	10,795
Equity in earnings of affiliates and unconsolidated subsidiaries	1,347	4,905
Adjustments and eliminations	(128)	20

Income before income taxes and minority interests	¥8,401	¥82,409

Depreciation and amortization:
Fine Ceramic Parts Group	¥2,034	¥5,830
Semiconductor Parts Group	3,331	10,228
Applied Ceramic Products Group	2,981	7,875
Electronic Device Group	6,013	18,345
Telecommunications Equipment Group	4,477	13,491
Information Equipment Group	3,658	10,057
Others	1,636	4,886
Corporate	683	2,035

	¥24,813	¥72,747

Capital expenditures:
Fine Ceramic Parts Group	¥1,961	¥4,514
Semiconductor Parts Group	1,784	5,961
Applied Ceramic Products Group	6,541	12,357
Electronic Device Group	3,446	13,765
Telecommunications Equipment Group	1,141	3,219
Information Equipment Group	2,776	10,853
Others	316	2,035
Corporate	297	2,538

	¥18,262	¥55,242

Geographic segments (Sales by region)

	Three months ended December 31, 2008	Nine months ended December 31, 2008
	(Yen in millions)
Japan	¥101,661	¥370,829
United States of America	44,883	162,057
Europe	42,996	161,074
Asia	40,368	152,202
Others	13,952	56,415

Net sales	¥243,860	¥902,577

In “Europe”, “Asia”, and “Others,” there are no individual countries in which sales were a material portion of Kyocera’s net sales.

Geographic Segments, Sales and Operating Profit by Geographic area

	Three months ended December 31, 2008	Nine months ended December 31, 2008
	(Yen in millions)
Net sales:
Japan	¥107,262	¥390,851
Intra-group sales and transfer between geographic areas	80,800	299,508

	188,062	690,359

United States of America	55,902	197,562
Intra-group sales and transfer between geographic areas	3,073	17,899

	58,975	215,461

Europe	44,649	167,158
Intra-group sales and transfer between geographic areas	6,336	22,684

	50,985	189,842

Asia	32,468	130,500
Intra-group sales and transfer between geographic areas	43,336	162,468

	75,804	292,968

Others	3,579	16,506
Intra-group sales and transfer between geographic areas	2,906	10,055

	6,485	26,561

Adjustments and eliminations	(136,451)	(512,614)

	¥243,860	¥902,577

Operating profit:
Japan	¥(4,645)	¥34,647
United States of America	(1,545)	817
Europe	974	5,347
Asia	2,954	21,654
Others	(68)	567

	(2,330)	63,032
Adjustments and eliminations	4,824	3,677

	2,494	66,709
Corporate	4,560	10,795
Equity in earnings of affiliates and unconsolidated subsidiaries	1,347	4,905

Income before income taxes and minority interests	¥8,401	¥82,409

13. Per Share Information

(1) Stockholders’ equity per share

Kyocera’s stockholders’ equity per share at December 31, 2008 and at March 31, 2008 was ¥7,631.43 and ¥7,659.72, respectively. Number of shares, which were used for the calculation of stockholders’ equity per share, at December 31, 2008 and at March 31, 2008, was 183,531 thousand and 189,454 thousand, respectively.

(2) Earnings per Share

A reconciliation of the numerators and the denominators of basic and diluted earnings per share computations is as follows:

	Nine months ended December 31, 2008	Three months ended December 31, 2008
	(Yen in millions and shares in thousands, except per share amounts)
Net income	¥56,768	¥11,519

Basic earnings per share:
Net income	¥300.39	¥61.37
Diluted earnings per share:
Net income	¥300.30	¥61.37

Basic weighted average number of shares outstanding	188,981	187,703
Dilutive effect of stock options	57	—
Diluted weighted average number of shares outstanding	189,038	187,703

14. Supplemental Cash Flow Information

Supplemental information related to the Consolidated Statement of Cash Flows is as follows:

Nine months ended December 31, 2008
(Yen in millions)
Cash paid during the period for:
Interest	¥720
Income taxes	44,049
Non-cash investing and financing activities:
Obtaining assets by entering into capital lease	¥1,587
Acquisitions of businesses:
Fair value of assets acquired	¥106,756
Fair value of liabilities assumed	(52,997)
Minority interests in subsidiaries	(42)

Cash acquired	(11,071)

Subtotal	42,646

Additional payment for an acquisition of business in the previous year	71

Total	¥42,717

15. Subsequent Event

On November 18, 2008, Kyocera Mita, a subsidiary of Kyocera, announced that it submitted takeover offer (the takeover offer) to the shareholders of TAAG, a German based sales company of information equipment which was accounted for by the equity method and on December 15, 2008, this takeover offer was approved by German Federal Supervisory Authority.

During December 16, 2008 to February 2, 2009, a total of 14,184,810 shares of TAAG were tendered and Kyocera Mita acquired them in the amount of ¥3,419 million by February 10, 2009. In addition from December 8, 2008 to December 31, 2008, Kyocera Mita acquired 20,711,396 shares of TAAG in the amount of ¥4,724 million directly from its shareholders or through the stock market. A certain part of fees related to the takeover offer or the acquisitions has not yet fixed as of February 12, 2009. Such amount of fees will be added on the purchase prices as their calculations are completed. As a result of these acquisitions, together with shares which Kyocera Mita had already secured before the announcement of the takeover offer on November 18, 2008, Kyocera Mita secured a total shareholding of 93.84% in TAAG as of February 10, 2009.

As the Europeans Commission approved the purchase of shares in TAAG by Kyocera Mita on January 21, 2009, TAAG has stated to be consolidated by Kyocera since then.

Reference Information (Unaudited)

1. Production

Production (Sales price)	Three months ended December 31, 2008
	Amount	% to the total
	(Yen in millions)
Fine Ceramic Parts Group	¥13,850	6.0
Semiconductor Parts Group	29,959	13.1
Applied Ceramic Products Group	39,118	17.0
Electronic Device Group	46,264	20.1

Total Components Business	129,191	56.2
Telecommunications Equipment Group	34,299	14.9
Information Equipment Group	44,973	19.6

Total Equipment Business	79,272	34.5
Others	21,485	9.3

Production	¥229,948	100.0

2. Orders

Orders	Three months ended December 31, 2008
	Amount	% to the total
	(Yen in millions)
Fine Ceramic Parts Group	¥13,546	5.7
Semiconductor Parts Group	28,754	12.2
Applied Ceramic Products Group	36,925	15.7
Electronic Device Group	44,610	18.9

Total Components Business	123,835	52.5
Telecommunications Equipment Group	37,895	16.1
Information Equipment Group	49,059	20.8

Total Equipment Business	86,954	36.9
Others	29,753	12.6
Adjustments and eliminations	(4,771)	(2.0)

Orders	¥235,771	100.0

Quarterly Review Report of Independent Auditors

February 10, 2009

To the Board of Directors

Kyocera Corporation

Kyoto Audit Corporation

Hirokaze Hanai, Partner and CPA

Keiichiro Kagi, Partner and CPA

We have reviewed the accompanying quarterly consolidated financial statements of Kyocera Corporation and its consolidated subsidiaries, namely the quarterly consolidated balance sheet at December 31, 2008, quarterly consolidated statement of income for the three-month period then ended (from October 1, 2008 to December 31, 2008) and the nine-month period then ended (from April 1, 2008 to December 31, 2008) of the fiscal year from April 1, 2008 to March 31, 2009 and the quarterly consolidated statement of cash flow for the nine-month period then ended (from April 1, 2008 to December 31, 2008) of the fiscal year from April 1, 2008 to March 31, 2009, included in “Accounting Information” section, to provide our opinion in accordance with the section 193-2, Article 1 of the Financial Instruments and Exchange Law of Japan. The quarterly consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the quarterly consolidated financial statements based on our review.

We conducted our review in accordance with Quarterly Review Standards generally accepted in Japan. A review consists principally of making inquiries of management and persons responsible for finance and accounting matters, applying analytical procedures applied to financial data and certain additional review procedures. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards.

Based on our quarterly review, we are not aware of any material modifications that should be made to the financial position of Kyocera Corporation and its consolidated subsidiaries as of December 31, 2008, their result of operation for the three-month period then ended (from October 1, 2008 to December 31, 2008) and the nine-month period then ended (from April 1, 2008 to December 31, 2008) of the fiscal year from April 1, 2008 to March 31, 2009 and the quarterly consolidated statement of cash flow for the nine-month period then ended (from April 1, 2008 to December 31, 2008) of the fiscal year from April 1, 2008 to March 31, 2009 of quarterly consolidated financial statements referred to above in order for them to be in conformity with accounting principles generally accepted in the United States of America (refer to note 1 of the quarterly consolidated financial statements).

Emphasis of matter

As explained in Note 15, TA Triumph-Adler AG has become a consolidated subsidiary of Kyocera Corporation as of January 21, 2009, as a result of acquisitions of outstanding shares of TA Triumph-Adler AG by Kyocera Mita Corporation, a subsidiary of Kyocera Corporation.

We have no relationships with the Company to be disclosed pursuant to the provision of the Certified Public Accountants Law of Japan.